

December 24, 2013

<u>Via E-mail</u>
Patrick G. Flynn
Chief Financial Officer
ING Groep N.V.
Bijlmerplein 888
1102 MG Amsterdam
P.O. Box 1800, 1000 BV Amsterdam
The Netherlands

> **Re:** **ING Groep N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 1-14642**

Dear Mr. Flynn:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears from the disclosure on page F-186 of your Form 20-F that you continue to have residual commitments related to Cuba, Sudan, and Syria. As you know, Cuba, Sudan, and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

   Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since your letter to us dated June 2, 2011. Your response should describe any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Cuba, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with the referenced countries for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, and Syria. In this regard, we are aware of a news report regarding the June 2012 vote of the majority of shareholders in the ING Emerging Countries Fund in favor of a resolution that sought to prevent the fund from holding investments in companies that substantially contribute to alleged genocide or crimes against humanity, and identified Sudan as such a country.

3. We note the June 12, 2012 press releases by the U.S. Department of the Treasury, the U.S. Department of Justice, and the New York County District Attorney's Office, as well as the press release you filed under cover of Form 6-K on June 13, 2012, regarding your payment of $619 million in penalties and forfeiture as part of a settlement with those agencies of charges alleging repeated violations of U.S. economic sanctions regulations relating to Cuba and Iran. We also note a June 2012 article reporting an analyst's characterization of the "reputational penalty" associated with the settlement as an "'obvious negative'" for you. Please discuss for us the actual and potential impact on your reputation and share value of your settlement with the referenced agencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jeffrey Riedler
        Assistant Director
        Division of Corporation Finance